NEW YORK	FIRM and AFFILIATE OFFICES NANETTE C. HEIDE DIRECT DIAL: +1 212 692 1003 PERSONAL FAX: +1 212 202 5334 E-MAIL: ncheide@duanemorris.com www.duanemorris.com	ATLANTA
LONDON		BALTIMORE
SINGAPORE		WILMINGTON
PHILADELPHIA		MIAMI
CHICAGO		BOCA RATON
WASHINGTON, DC		PITTSBURGH
SAN FRANCISCO		NEWARK
SILICON VALLEY		LAS VEGAS
SAN DIEGO		CHERRY HILL
SHANGHAI		LAKE TAHOE
TAIWAN		MYANMAR
BOSTON		OMAN
HOUSTON		A GCC REPRESENTATIVE OFFICE OF
LOS ANGELES		DUANE MORRIS
HANOI
HO CHI MINH CITY		ALLIANCES IN MEXICO
AND SRI LANKA

June 11, 2017

VIA E-MAIL

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:                             Four Springs Capital Trust

Amendment No. 1 to Registration Statement on Form S-11 Filed June 7, 2017

File No. 333-218205 (the “Registration Statement”)

Dear Ms. McManus:

On behalf of Four Springs Capital Trust (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 9, 2017 (the “Comment Letter”) with respect to Pre- Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, which was filed with the Commission (File No. 333-218205) on June 7, 2017 (the “Amendment No. 1”).

As described below, the Company has revised select pages of Amendment No. 1 in response to comments of the Staff contained in the Comment Letter. We attach to this letter for the Staff’s review such revised pages (the “Revised Disclosure”). The Company respectfully submits that the Revised Disclosure is responsive to the Comment Letter and seeks the Staff’s concurrence with this determination. If the Revised Disclosure satisfactorily addresses the Comment Letter, the Company intends to file Pre-Effective Amendment No. 2 to the Registration Statement with the Commission at the open of business on June 13, 2017, which Amendment No. 2 will contain a preliminary prospectus with the Revised Disclosure. Subject to

DUANE MORRIS LLP
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

addressing the Comment Letter and any other outstanding items to the Staff’s satisfaction, the Company currently intends to commence the offering to which the Registration Statement relates on the morning of Tuesday, June 13, 2017.

In this letter, we have recited the comments from the Comment Letter in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.

Dilution, page 72

1.                                      Please tell us how you calculate the pro forma net tangible book value of $59.2 million and $150.5 million before and after the offering, respectively.

Response:

The Company notes the Staff’s comment and has corrected an error in the methodology it used to calculate the pro forma net tangible book value in preparing this response. The Company has recalculated the pro forma net tangible book value, before and after the offering. The corrected numbers are reflected in the Revised Disclosure. For your convenience, below is a table which sets forth the Company’s calculation of the pro forma net tangible book value, before and after the offering.

	Before Offering	After Offering

Total pro forma assets	$200,332	$255,282
Total pro forma liabilities	(115,141)	(76,477)
Pro forma net book value	85,191	178,805

Other reconciling items to arrive at pro forma net tangible book value
Less pro forma deferred rent receivable	(1,861)	(1,861)
Less pro forma origination value of acquired in-place leases, net	(18,407)	(21,614)
Less pro forma acquired favorable leases, net	(289)	(289)
Less pro forma prepaid expenses	(1,761)	(1,761)
Less pro forma deferred tax asset	(166)	(166)
Add pro forma acquired unfavorable leases, net	879	879
Less pro forma unamortized deferred financing costs	(1,835)	(1,789)
Less pro forma unamortized debt premiums	595	595
Pro forma net tangible book value before noncontrolling interests	62,346	152,799
Less pro forma net tangible book value attributable to noncontrolling interests	(18,298)	(18,014)
Pro forma net tangible book value attributable to Four Springs Capital Trust	$44,048	$134,785

Unaudited Consolidated Financial Statements of Four Springs Capital Trust

Notes to Unaudited Consolidated Financial Statements

2.                                      Summary of Significant Accounting Policies

Accounting for Real Estate, page F-8

2.                                             We note your response to our prior comment 6 and your revisions to your filing. It appears that your revisions only address the recording of acquisition costs. Please further revise your policy note to clarify, if true, that you record asset acquisitions on a relative fair value basis.

Response:

The Company notes the Staff’s comment and has revised its policy note on page F-9 to further clarify that it does record asset acquisitions on a relative fair value basis.

With respect to the comment in the email to the undersigned dated June 9, 2017, the Company has revised footnote 8 on page 68 to disclose potential funding sources for the excess of its estimated distribution for the twelve months ending March 31, 2018 over its estimated cash available for distribution for such period and has revised the related risk factor disclosure on pages 54-55 accordingly.

As described above, the Company believes the Revised Disclosure is responsive to the Comment Letter and the comment raised by the Staff via email. If the Staff reaches a different conclusion or has further comments, the Company and its advisors would welcome the opportunity to telephonically discuss any concerns that the Staff may have. The Company has been advised that market conditions appear to be generally supportive of launching its offering on June 13, 2017, and the Company and its advisors are available to speak with the Staff, at its convenience, to the extent a conversation may be helpful in resolving any remaining comments as expeditiously as possible.

Please do not hesitate to contact me at (212) 692-1003 with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Nanette C. Heide

cc:	William P. Dioguardi, CEO, Four Springs Capital Trust
Richard A. Silfen, Partner, Duane Morris LLP
J. Gerard Cummins, Partner, Sidley Austin LLP
Bartholomew A. Sheehan, III, Partner, Sidley Austin LLP

REVISED DISCLOSURE

•                  We are subject to risks related to commercial real estate ownership that could reduce the value of our properties.

•                  Our growth will depend upon our ability to acquire properties successfully. We may be unable to consummate acquisitions on advantageous terms, and acquisitions may not perform as we expect.

•                  We could be adversely affected if we fail to have access to capital on favorable terms.

•                  We may be unable to renew or re-lease expiring leases or lease vacant space on favorable terms or at all.

•                  The issuance of up to 1,676,925 common shares upon exchange of the non-participating common shares could result in substantial dilution, and our non-participating common shares may have the effect of inhibiting a change of control transaction.

•                  The amount of our distributions, if any, is uncertain.

•                  Our charter and bylaws do not limit the amount of indebtedness that we may incur, and we could be adversely affected if we are unable to make required payments on our indebtedness, comply with other covenants in our indebtedness or refinance our indebtedness at maturity on favorable terms.

•                  We depend on key personnel, and the loss of any key personnel could adversely affect us.

•                  Increasing interest rates could adversely affect us.

•                  We have a limited operating history, and our past experience may not be sufficient to allow us to successfully operate as a public company going forward.

•                  Our board of trustees may change our investment, financing or leverage strategies without shareholder consent.

•                  Limitations on share ownership, and limitations on the ability of our shareholders to effect a change in control of us, restrict the transferability of our shares and may prevent takeovers that are beneficial to our shareholders.

•                  There is no existing market for our common shares, and the share price for our common shares may fluctuate significantly.

•                  We would incur adverse tax consequences if we fail to qualify as a REIT.

•                  Investors in this offering will experience an immediate and substantial dilution in the pro forma net tangible book value of our common shares equal to $4.87 per share.

Distribution Policy

We intend to pay cash distributions to our common shareholders on a monthly basis. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on June 30, 2017 based on a distribution rate of $0.085 per common share for a full month. On an annualized basis, this would be $1.02 per common share, or an annual distribution rate of approximately 5.7%, based on the $18.00 midpoint of the price range set forth on the front cover of this prospectus. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs. Any distributions will be at adopting a classified board or increasing the vote required to remove a trustee. These provisions may have the effect of inhibiting a third-party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-current market price of such common shares. See ‘‘Certain Provisions of Maryland Law and of Our Charter and Bylaws — Subtitle 8.’’

Our rights and the rights of our shareholders to recover claims against our officers and trustees are limited.

Maryland law provides that a trustee has no liability in that capacity if he or she performs his or her duties in good faith, acts without willful misfeasance, is not grossly negligent and has not acted with reckless disregard of his or her duties. Our charter requires us, subject to certain exceptions, to indemnify and advance expenses to our trustees and officers. Our charter also permits us to provide such indemnification and advance for expenses to our employees and agents. Additionally, our charter limits, subject to certain exceptions, the liability of our trustees and officers to us and our shareholders for monetary damages. Although our charter does not allow us to indemnify our trustees for any liability or loss suffered by them or hold harmless our trustees for any loss or liability suffered by us to a greater extent than permitted under Maryland law, we and our shareholders may have more limited rights against our trustees, officers, employees and agents, than might otherwise exist under common law, which could reduce your and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our trustees, officers, employees and agents.

Termination of the employment agreements with certain members of our senior management team could be costly, and the terms of the employment agreements may make a change in control of our company less attractive.

We are party to an employment agreement with each of Messrs. Dioguardi, Johnson, Warch and Morgan and Ms. Daly. These agreements provide that if the employment of these individuals is terminated under certain circumstances (including in connection with a change in control of our company), we may be required to pay them significant amounts of severance compensation. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium over the then-prevailing market price of our common shares or otherwise be in the best interests of our shareholders.

Risks Related to this Offering and Ownership of Our Common Shares

The cash available for distribution to shareholders may not be sufficient to pay distributions at expected levels, nor can we assure you of our ability to make, maintain or increase distributions in the future. We may pay distributions from sources other than cash flow from operations, including borrowed funds, proceeds from asset sales or net proceeds from securities offerings.

Our expected annual distributions for the 12 months ending March 31, 2018 of $1.02 per common share are expected to be approximately 193.1% of estimated cash available for distribution (or 208.9% of estimated cash available for distribution if the underwriters exercise their over-allotment option in full). Because our estimated annual distribution to common shareholders for the 12 months ending March 31, 2018 exceeds our estimated cash available for distribution, if our operating cash flow does not increase we may have to fund distributions from borrowings under our credit facility or other loans, selling certain of our assets or using a portion of the net proceeds from this offering or reduce such distributions. To the extent we use funds from these sources to fund our distributions, our financial condition and our ability to access these funds for other purposes, such as for the acquisition of properties or future distributions, could be adversely affected. See ‘‘Distribution Policy.’’ All distributions will be made at the discretion of our board of trustees and will depend on our earnings, cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of trustees considers relevant. With limited prior operating history, we cannot assure you that we will be able to pay our expected annual distribution or that any distribution rate will increase over time. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such shares. See ‘‘Certain U.S. Federal Income Tax Considerations — Taxation of Shareholders.’’ If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. In addition, we may make distributions with proceeds from asset sales or the net proceeds from securities offerings, which may reduce the amount of capital we have available to invest in our business and adversely affect us.

There is no existing market for our common shares, an active trading market for our common shares may not develop and the market price for our common shares may decline substantially and be volatile.

Prior to this offering, there has been no public market for our common shares. Although our common shares have been approved for listing on the NYSE MKT, subject to official notice of issuance, under the symbol ‘‘FSPR,’’ we cannot predict the extent to which a trading market will develop or how liquid that market will become. An active trading market may not develop upon completion of this offering and, if it does develop, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price of our common shares will be determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after this offering. See ‘‘Underwriting’’ for a discussion of the factors that were considered in determining the initial public offering price.

The market price of our common shares after this offering may be significantly affected by factors including, among others:

•                  actual or anticipated variations in our results of operations;

•                  changes in government regulations;

•                  changes in laws affecting REITs and related tax matters;

•                  the announcement of new contracts by us or our competitors;

(2)         Represents non-cash interest expense included in pro forma net income attributable to Four Springs Capital Trust for the twelve months ended March 31, 2017 associated with:

•                  the amortization of the debt premiums and discounts on our mortgage notes payable; and

•                  the amortization of deferred financing costs on our mortgage notes payable and lines of credit.

(3)         Represents net non-cash rental revenues associated with the straight-line adjustment to rental revenue, and the amortization of favorable and unfavorable lease intangibles included in the pro forma net income attributable to Four Springs Capital Trust for the twelve months ended March 31, 2017.

(4)         We expect to incur incremental general and administrative expenses in connection with becoming a public reporting company. These expenses include expenses associated with compensation, annual and quarterly reporting, compliance expenses, expenses associated with listing on the NYSE MKT and investor relations expenses.

(5)         Represents reserves for replacements estimated at $0.10 per square foot at Four Springs Capital Trust’s share of leasable area of 1,005,145 square feet. This estimate is based on Four Spring Capital Trust’s due diligence review of historical levels of such expenditures, the age and condition of its properties, and its obligation to make such expenditures under the terms of the lease agreements.

(6)         Represents scheduled principal amortization during the twelve months ending March 31, 2018 for pro forma indebtedness outstanding as of March 31, 2017.

(7)         Based on a total of 10,264,145 common shares expected to be outstanding upon the completion of this offering. This total is based on 4,664,145 shares outstanding as of May 31, 2017, after giving effect to (i) the Reverse Split, (ii) the Common Share Restructuring Transaction, which will result in the restructuring of our common shares into 186,325 common shares and 1,676,925 non-participating common shares, and (iii) the automatic conversion of all 8,955,639 outstanding preferred shares into 4,477,820 common shares at a rate of one common share for every two preferred shares.

(8)         Calculated as total estimated initial annual distribution to shareholders divided by estimated cash available for distribution for the twelve months ending March 31, 2018. If the underwriters exercise their over-allotment option in full, our total estimated initial annual distribution to shareholders would be $11.3 million and our payout ratio would be 208.9%. Because our estimated annual distribution to common shareholders for the twelve months ending March 31, 2018 exceeds our estimated cash available for distribution, if our operating cash flow does not increase we may have to fund distributions from borrowings under our credit facility or other loans, selling certain of our assets or using a portion of the net proceeds from this offering or reduce such distributions.

DILUTION

If you invest in our common shares, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma net tangible book value per common share immediately after this offering.

Our pro forma net tangible book value as of March 31, 2017 was approximately $44.0 million, or approximately $9.44 per common share. Pro forma net tangible book value consists of our pro forma total assets less pro forma deferred rent receivable and pro forma origination value of acquired in-place leases, acquired favorable leases, pro forma prepaid expenses, and pro forma deferred tax assets minus total liabilities excluding our pro forma intangible lease liabilities, pro forma deferred financing costs, pro forma unamortized debt premiums, and pro forma noncontrolling interests of $18.3 million before the offering and $18.0 million after the offering. The pro forma net tangible book value and pro forma net tangible book value per common share provided in the immediately preceding sentence were calculated after giving effect to the Pro Forma Transactions other than the consummation of this offering.

After giving effect to the Pro Forma Transactions, including the sale of 5,600,000 common shares in this offering at an assumed initial public offering price of $18.00 per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and our other estimated offering expenses, our pro forma net tangible book value as of March 31, 2017 would have been approximately $134.8 million, or approximately $13.13 per share. This represents an immediate increase in net tangible book value of approximately $3.69 per share to existing shareholders and an immediate dilution of approximately $4.87 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed public offering price per share	$18.00
Pro forma net tangible book value per share as of March 31, 2017	$9.44
Increase in pro forma net tangible book value per share attributable to the offering	3.69
Pro forma net tangible book value per share immediately after this offering	13.13
Dilution in pro forma net tangible book value per share to new investors	$4.87

As described below, the information in the foregoing table and elsewhere in this section excludes, among other items, the dilution that would result from the exchange of non-participating common shares as a result of the company achieving certain performance-based financial milestones on or before December 31, 2022 or if there is a change in control of the company or a sale of all or substantially all of its assets on or prior to December 31, 2020. Assuming the exchange of all of our non-participating common shares for common shares, our pro forma net tangible book value per share as of March 31, 2017 would have been approximately $6.95 or $11.29 immediately after this offering. This represents an immediate dilution in net tangible book value of approximately $6.71 per common share to new investors.

Four Springs Capital Trust

(A Maryland Real Estate Investment Trust)

Notes to Unaudited Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

for accounting purposes are charged to expense as incurred. Acquired completed properties that do not meet the classification of a business are accounted for as asset acquisitions with direct costs of the acquisitions capitalized and allocated to acquired tangible and intangible assets on a relative fair value basis. Accordingly, asset acquisitions are recorded on a relative fair value basis. Maintenance and repair expenses are charged to expense as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Each period, depreciation is charged to expense and credited to the related accumulated depreciation account. A used asset acquired is depreciated over its estimated remaining useful life, not to exceed the life of a new asset. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	15 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life
Furniture and equipment	3 years

Tenant improvements are capitalized in real property when we own the improvement. If the improvements are deemed to be owned by the tenant and we assume its payments (such as an up-front cash payment to the lessee or by assuming the payment or reimbursement of all or part of those costs) then we recognize the inducements as a deferred lease incentive. The company determined that all of its capitalized tenant improvements are owned by the company.

Assets and liabilities of properties that meet various held-for-sale criteria, including that it is probable that a sale will occur within 12 months, are presented separately in the consolidated balance sheets, with assets and liabilities being separately stated. Properties that the company has determined are held for sale are also required to be simultaneously reviewed for impairment and carried on the company’s consolidated balance sheets at the lower of net carrying value or estimated fair value less costs to sell.

The company allocates the purchase price of rental real estate acquired to the following, based on estimated fair values on the acquisition date:

•                  acquired tangible assets, consisting of land, building and improvements; and

•                  identified intangible assets and liabilities, consisting of favorable and unfavorable leases, in-place leases, tenant relationships and debt premiums and discounts

In estimating the fair value of the tangible and intangible assets acquired, the company considers information obtained about each property as a result of its due diligence activities and other market data, and utilizes various valuation methods, such as estimated cash flow projections

F-9